The FIN-FSA has approved the merger prospectus concerning the merger of Tieto Corporation and EVRY ASA

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA, JAPAN OR ANY JURISDICTION WHERE TO DO SO MIGHT CONSTITUTE A VIOLATION OF THE LOCAL SECURITIES LAWS OR REGULATIONS OF SUCH JURISDICTION.

8 August 2019

Tieto Corporation (“Tieto”) and EVRY ASA (“EVRY”) announced on 18 June 2019 that the Boards of Directors of Tieto and EVRY have agreed to combine the two companies through a taxable statutory cross-border absorption merger of EVRY into Tieto pursuant to the Norwegian and Finnish Companies Acts, and as a consequence of the completion of the merger, EVRY will dissolve (“Merger”). As merger consideration, the shareholders of EVRY will receive 0.12 new shares in Tieto (“Merger Consideration Shares”) and NOK 5.28 in cash for each share in EVRY. In addition, the Boards of Directors of Tieto and EVRY proposed on 22 July 2019 and 6 August 2019, respectively, that the Extraordinary General Meetings of Tieto and EVRY resolve upon the Merger in accordance with the merger plan approved by the Boards of Directors of Tieto and EVRY and dated 26 June 2019. The Extraordinary General Meeting of EVRY has been convened to be held on 2 September 2019 and the Extraordinary General Meeting of Tieto on 3 September 2019.

The Finnish Financial Supervisory Authority has today, 8 August 2019, approved the merger prospectus concerning the Merger (the “Merger Prospectus”). The Merger Prospectus includes a Finnish translation of the summary of the Merger Prospectus. The Merger Prospectus will be available as of 9 August 2019 in English at Tieto’s website at www.tieto.com/tietoevry and EVRY’s website at www.evry.com. In addition, the Merger Prospectus will be available approximately as of 12 August 2019 in paper form in English at the offices of Tieto at Keilalahdentie 2-4, FI-02150 Espoo, Finland, at the offices of EVRY at Snarøyveien 30A, 1360 Fornebu, Bærum, Norway and at the reception of Nasdaq Helsinki at Fabianinkatu 14, FI-00100 Helsinki, Finland.

The Merger Prospectus contains the following previously unpublished information in relation to the Merger (any capitalized terms not defined shall have the meanings assigned to them in the Merger Prospectus):

Delivery of the Merger Consideration Shares

Tieto expects to deliver the Merger Consideration Shares through a depositary interest arrangement in the Norwegian Verdipapirsentralen (“VPS”). If the Merger Consideration Shares are delivered through a depositary interest arrangement, the EVRY shareholders eligible to receive Merger Consideration Shares will after the execution of the Merger and delivery of the Merger Consideration Shares be considered nominee registered shareholders for Finnish law purposes. Further details of the depositary interest arrangement have been presented in the Merger Prospectus.

As secondary alternatives the Merger Consideration Shares could be delivered as depositary receipts registered in the VPS or as directly held shares in the combined company in the book-entry securities system maintained by Euroclear Finland (“Euroclear”). The secondary alternatives would only be considered in the unlikely event that the delivery of the Merger Consideration Shares as depositary interests would not be possible e.g. due to technical issues in Euroclear or

VPS that cannot reasonably be resolved, or if no registrar agreement on the arrangement of delivering the Merger Consideration Shares as depositary interests can reasonably be reached with a bank offering custodian and registrar services in Norway, or for any other reason. Further details of the secondary alternatives have been presented in the Merger Prospectus.

Unaudited pro forma financial information

The unaudited pro forma financial information included in the Merger Prospectus is attached as Appendix 1 to this stock exchange release.

Tieto aims to capture the significant opportunities of the data-driven world and turn them into lifelong value for people, business and society. We aim to be customers’ first choice for business renewal by combining our software and services capabilities with a strong drive for co-innovation and ecosystems. Headquartered in Finland, Tieto has around 15 000 experts in close to 20 countries. Tieto’s turnover is approximately EUR 1.6 billion and shares listed on NASDAQ in Helsinki and Stockholm. www.tieto.com

EVRY is a leading Nordic tech and consulting company. Together with our customers and an ecosystem of the best global digital experts, we shape the future today by applying new technologies to improve end user experiences, and the performance of people, processes and systems.

We are close to our customers and represent a Nordic mindset on responsibility, quality and security.

We leverage our Nordicness to do business in more than 18 countries. EVRY is listed on Oslo Stock Exchange. Our 8 800 employees are passionate about creating digital advantage and shaping the future – today.

IMPORTANT INFORMATION

This announcement is not an offer to sell or a solicitation of any offer to buy any securities issued by Tieto Corporation (“Tieto” or the “Company”) or EVRY ASA (“EVRY”) in any jurisdiction where such offer or sale would be unlawful.

In any EEA Member State, other than Finland or Norway, where Regulation (EU) 2017/1129 (the “Prospectus Regulation”) is applicable, this communication is only addressed to and is only directed at “qualified investors” in that Member State within the meaning of the Prospectus Regulation.

In the United Kingdom, this document and any other materials in relation to the securities described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (iii) other persons to whom it may otherwise be lawfully communicated (all such persons together being referred to as “relevant persons”). In the United

Kingdom, persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.

This document is not a prospectus for the purposes of the Prospectus Regulation. A prospectus prepared pursuant to the Prospectus Regulation can be obtained from www.tieto.com/tietoevry after its publication. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus.

No part of this release, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. The information contained in this release has not been independently verified. No representation, warranty or undertaking, expressed or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. Neither Tieto nor EVRY, nor any of their respective affiliates, advisors or representatives or any other person, shall have any liability whatsoever (in negligence or otherwise) for any loss however arising from any use of this release or its contents or otherwise arising in connection with the release. Each person must rely on their own examination and analysis of Tieto, EVRY, their respective subsidiaries, their respective securities and the merger, including the merits and risks involved.

This release includes “forward-looking statements.” These statements may not be based on historical facts, but are statements about future expectations. When used in this release, the words “aims,” “anticipates,” “assumes,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “should,” “will,” “would” and similar expressions as they relate to Tieto, EVRY, the merger or the combination of the business operations of Tieto and EVRY identify certain of these forward-looking statements. Other forward-looking statements can be identified in the context in which the statements are made. Forward-looking statements are set forth in a number of places in this release, including wherever this release include information on the future results, plans and expectations with regard to the combined company’s business, including its strategic plans and plans on growth and profitability, and the general economic conditions. These forward-looking statements are based on present plans, estimates, projections and expectations and are not guarantees of future performance. They are based on certain expectations, which, even though they seem to be reasonable at present, may turn out to be incorrect. Such forward-looking statements are based on assumptions and are subject to various risks and uncertainties. Shareholders should not rely on these forward-looking statements. Numerous factors may cause the actual results of operations or financial condition of the combined company to differ materially from those expressed or implied in the forward-looking statements. Neither Tieto nor EVRY, nor any of their respective affiliates, advisors or representatives or any other person undertakes any obligation to review or confirm or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise after the date of this release.

This release includes estimates relating to the cost synergy benefits expected to arise from the merger and the combination of the business operations of Tieto and EVRY, which have been prepared by Tieto and EVRY and are based on a number of assumptions and judgments. Such estimates present the expected future impact of the merger and the combination of the business operations of Tieto and EVRY on the combined company’s business, financial condition and results of operations. The assumptions relating to the estimated cost synergy are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause the actual cost synergy benefits from the merger and the combination of the business operations of Tieto and EVRY, if any, to differ materially from the estimates in this release. Further, there can be no certainty that the merger will be completed in the manner and timeframe described in this release, or at all.

NOTICE TO EVRY SHAREHOLDERS IN THE UNITED STATES

Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There is no intention to register any securities referred to herein in the United States. Any securities referred to herein are being offered or sold in the United States pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

This document is made for the securities of a foreign company. The document is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under any transaction referred to herein, such as in open market or privately negotiated purchases.

APPENDIX 1

Unaudited Pro Forma Financial Information

The following unaudited pro forma combined financial information (the “Unaudited Pro Forma Financial Information”) is presented for illustrative purposes only to give effect to the merger of Tieto and EVRY. The Unaudited Pro Forma Financial Information is prepared based on the historical financial information of Tieto and EVRY presented in accordance with IFRS. For additional information on the historical results and financial position of Tieto or EVRY, refer to the audited historical consolidated financial information and the unaudited half-year financial reports of Tieto and EVRY incorporated by reference into the Merger Prospectus.

Merger of Tieto and EVRY

The Boards of Directors of Tieto and EVRY have, on 22 July 2019 and 6 August, respectively, proposed that the Extraordinary General Meetings of Tieto and EVRY, convened to be held on 3 September 2019 and 2 September 2019 respectively, would resolve on the Merger as set forth in the Merger Plan. The completion of the Merger is subject to, inter alia, approval by the Extraordinary General Meetings of Tieto and EVRY, obtaining of necessary merger control approvals by the relevant competition authorities, fulfilment of other conditions to completion set forth in the Merger Agreement and the Merger Plan or waiver of such conditions. Furthermore, the completion of the Merger requires that the Merger Agreement has not been terminated in accordance with its provisions, and that the execution of the Merger is registered with the Finnish Trade Register. EVRY will automatically dissolve on the Effective Date.

In connection with the proposed merger, Tieto has received a financing commitment for the Merger from Nordea and SEB.

The planned Effective Date is 1 February 2020 (effective registration time approximately at 00:01:01). The planned Effective Date is not binding and the actual Effective Date may be earlier or later than above date.

Basis of presentation

The Merger will be accounted for as a business combination at consolidation using the acquisition method of accounting under the provisions of IFRS 3, Business Combinations (“IFRS 3”) with Tieto determined as the acquirer of EVRY. The acquisition method of accounting applies the fair value concepts defined in IFRS 13, Fair Value Measurement (“IFRS 13”), and requires, among other things, that the identifiable assets acquired and liabilities assumed in a business combination are recognised at their fair values as of the acquisition date, with any excess of the purchase consideration over the fair value of identifiable net assets acquired recognised as goodwill. The purchase price calculation presented herein has been made solely for the purpose of preparing this Unaudited Pro Forma Financial Information. The Unaudited Pro Forma Financial Information has been prepared in accordance with the Annex 20 to the Commission Delegated Regulation (EU) 2019/980 and on a basis consistent with the accounting principles applied by Tieto in its consolidated financial statements. The Unaudited Pro Forma Financial Information has not been compiled in accordance with Article 11 of Regulation S-X under the Securities Act or the guidelines established by the American Institute of Certified Public Accountants.

The Unaudited Pro Forma Financial Information is derived from (a) the audited consolidated financial statements of Tieto for the year ended 31 December 2018 (b) the unaudited half-year financial report of Tieto as at and for the six months ended 30 June 2019 (c) the audited consolidated financial statements of EVRY for the year ended 31 December 2018 and (d) the unaudited half-year financial report of EVRY as at and for the six months ended 30 June 2019. In the following tables this information is labelled as “historical”.

The unaudited pro forma combined statement of financial position as at 30 June 2019 gives effect to the Merger as if it had occurred on that date. The unaudited pro forma combined statements of income for the six months ended 30 June 2019 and for the year ended 31 December 2018 give effect to the Merger as if it had occurred on 1 January 2018.

The Unaudited Pro Forma Financial Information reflects adjustments to historical financial information to give pro forma effect to events that are directly attributable to the Merger and which are factually supportable. The Unaudited Pro Forma Financial Information and explanatory notes present how Tieto’s statements of income and statement of financial position may have appeared had the businesses actually been combined and had Tieto’s capital structure reflected the Merger as of the dates noted above.

Tieto has performed a preliminary alignment of EVRY’s accounting policies to ensure comparability in the Unaudited Pro Forma Financial Information. Based on the information available at this time, Tieto is not aware of any accounting policy differences that could have a material impact on the Unaudited Pro Forma Financial Information. However, certain reclassifications have been made to amounts reflected in EVRY’s historical financial information to align with Tieto’s presentation as described further in Note 1 to the Unaudited Pro Forma Financial Information. Upon the completion of the Merger, Tieto will conduct a detailed review of EVRY’s accounting policies and estimates applied. As a result of that review, Tieto may identify additional accounting policy differences between the two companies that, when conformed, could have further impact on the Combined Company’s financial information. Also, the accounting policies to be applied by the Combined Company in the future may differ from the accounting policies applied in the Unaudited Pro Forma Financial Information.

The Unaudited Pro Forma Financial Information reflects the application of pro forma adjustments that are preliminary, and which are based upon available information and certain assumptions, described in the accompanying notes to the Unaudited Pro Forma Financial Information below and, that management believes are reasonable under the circumstances. Actual results of the Merger may materially differ from the assumptions used in the Unaudited Pro Forma Financial Information. The Unaudited Pro Forma Financial Information has been prepared by management for illustrative purposes only and, because of its nature, it addresses a hypothetical situation, and therefore does not represent the actual financial position or results of the Tieto’s operations that would have been realised had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated financial position or future results of operations that Tieto may experience going forward. In addition, the accompanying unaudited pro forma combined statement of income do not reflect any expected cost savings, synergy benefits or future integration costs that are expected to be generated or may be incurred as a result of the Merger.

The Unaudited Pro Forma Financial Information does not reflect the acquisitions that Tieto carried out in 2018 due to immateriality. Had they been reflected in the Unaudited Pro Forma Financial Information, the effect on 2018 full year revenue would have been EUR 6.6 million and on profit EUR 0.3 million. Additional information of these acquisitions is presented in Note 25 in the 2018 audited financial statements of Tieto.

EVRY’s consolidated financial statements have been prepared in NOK. The income statement and statement of financial position have been translated to EUR and have been reclassified to the presentation format applied by Tieto. The applied foreign exchange rates are as follows: income statement for the year ended 31 December 2018, EUR/NOK 9.6006, income statement for the six months ended 30 June 2019, EUR/NOK 9.7291 and for the statement of financial position for the six months ended 30 June 2019, EUR/NOK 9.6938.

The Unaudited Pro Forma Financial Information set forth herein has been rounded. Accordingly, in certain instances, the sum of the numbers in a column or row may not conform exactly to the total amount given for that column or row.

Unaudited Pro Forma Combined Statement of Financial Position as at 30 June 2019

(EUR in millions)	Tieto historical (unaudited)	EVRY historical reclassified	Merger (Note 2)	Combined Company Pro forma
Goodwill	439.3	588.7	884.1	1,912.2
Other intangible assets	44.3	113.4	280.4	438.1
Property, plant and equipment	86.7	29.8	—	116.5
Right-of-use assets	152.5	172.1	—	324.6
Interest in joint ventures	15.3	7.5	—	22.8
Deferred tax assets	24.3	61.7	0.8	86.8
Defined benefit plan assets	0.8	—	—	0.8
Finance lease receivables	3.1	—	—	3.1
Other financial assets at amortized costs	0.5	—	—	0.5
Other financial assets at fair value	0.5	—	—	0.5
Other non-current receivables	15.5	30.9	—	46.4
Total non-current assets	782.9	1,004.1	1,165.4	2,952.4

Trade and other receivables	400.8	302.6	—	703.4
Financial assets at fair value	10.4	—	-2.1	8.3
Finance lease receivables	1.2	—	—	1.2
Current tax assets	13.3	—	4.8	18.1
Cash and cash equivalents	71.7	35.2	-95.0	11.9
Total current assets	497.4	337.7	-92.3	742.9
Total assets	1,280.3	1,342.0	1,073.0	3,695.2

Equity and liabilities
Share capital	76.6	67.0	-67.0	76.6
Share premium and other reserves	40.6	163.8	-163.8	40.6
Invested unrestricted equity reserve	12.8	—	1,151.7	1,164.5
Retained earnings	285.3	31.1	-57.5	258.8
Equity attributable to owners of the Parent company	415.3	261.8	863.4	1,540.5
Non-controlling interest	0.0	—	—	0.0
Total equity	415.3	261.8	863.4	1,540.5

Loans	184.7	546.8	150.1	881.6
Lease liabilities	108.9	143.6	—	252.5
Deferred tax liabilities	35.6	1.2	61.9	98.7
Provisions	4.0	0.2	—	4.2
Defined benefit obligations	7.7	28.1	—	35.8
Other non-current liabilities	2.5	36.1	—	38.6
Total non-current liabilities	343.5	756.1	212.0	1,311.5

Trade and other payables	355.8	292.0	-2.4	645.4
Financial liabilities at fair value	0.3	—	—	0.3
Current tax liabilities	6.6	0.6	—	7.2
Loans	100.6	—	—	100.6
Lease liabilities	44.7	31.5	—	76.2
Provisions	13.6	—	—	13.6
Total current liabilities	521.5	324.1	-2.4	843.2

Total equity and liabilities	1,280.3	1,342.0	1,073.0	3,695.2

Refer to accompanying notes to Unaudited Pro Forma Financial Information

Unaudited Pro Forma Combined Statement of Income for the six months ended 30 June 2019

(EUR in millions)	Tieto historical (unaudited)	EVRY historical reclassified	Merger (Note 2)	Note	Combined Company Pro forma
Net sales	811.6	668.8	—		1,480.4
Other operating income	10.3	—	—		10.3
Materials and services	-125.7	-233.7	—		-359.4
Employee benefit expenses	-485.8	-314.1	—		-799.9
Depreciation and amortization	-50.1	-24.9	-24.8	2b	-99.8
Other operating expenses	-108.5	-44.7	2.4	2c	-150.8
Share of results in joint ventures	2.9	—	—		2.9
Operating profit (EBIT)	54.9	51.4	-22.4		83.9
Interest and other financial income	1.1	0.9	—		2.0
Interest and other financial expenses	-6.5	-15.2	1.6	2d	-20.1
Net foreign exchange gains/losses	3.7	-4.4	—		-0.7
Profit before taxes	53.1	32.7	-20.8		65.0
Income taxes	-8.0	-7.1	4.5	2b, 2c	-10.6
Net profit for the period	45.2	25.7	-16.3		54.5

Net profit for the period attributable to
Owners of the Parent company	45.2	25.7	-16.3		54.5
Non-controlling interest	0.0	—	—		0.0
Total	45.2	25.7	-16.3		54.5

Earnings per share attributable to owners of the Parent company, EUR per share
Basic	0.61	—	—		0.46
Diluted	0.61	—	—		0.46

Weighted average number of shares outstanding
Basic	73,892,988	—	44,316,519		118,209,507
Diluted	74,050,234	—	44,316,519		118,366,753

Refer to accompanying notes to Unaudited Pro Forma Financial Information

Unaudited Pro Forma Combined Income Statement for the year ended 31 December 2018

(EUR in millions)	Tieto historical (audited)	EVRY historical reclassified	Merger (note 2)	Note	Combined Company Pro forma

Net sales	1,599.5	1,344.9	—		2,944.4
Other operating income	22.0	—	—		22.0
Materials and services	-247.9	-486.1	—		-734.0
Employee benefit expenses	-905.0	-594.7	—		-1,499.7
Depreciation and amortization	-55.0	-22.4	-50.3	2b	-127.8
Impairment losses	-2.9	-1.6	—		-4.5
Other operating expenses	-261.8	-133.6	-26.4	2c	-421.8
Share of results in joint ventures	5.8	—	—		5.8
Operating profit (EBIT)	154.7	106.4	-76.7		184.4
Interest and other financial income	2.3	1.3	—		3.6
Interest and other financial expenses	-5.2	-22.6	2.1	2d	-25.7
Net foreign exchange gains/losses	1.0	-2.8	—		-1.8
Profit before taxes	152.8	82.3	-74.6		160.5
Income taxes	-29.6	-15.7	15.3	2b, 2c	-30.0
Net profit for the financial year	123.2	66.6	-59.2		130.6

Net profit for the financial year attributable to
Owners of the Parent company	123.2	66.6	-59.2		130.6
Non-controlling interest	0.0	—	—		0.0
Total	123.2	66.6	-59.2		130.6

Earnings per share attributable to owners of the Parent company, EUR per share
Basic	1.67	—	—		1.11
Diluted	1.66	—	—		1.10

Weighted average number of shares outstanding
Basic	73,809,855	—	44,316,519		118,126,374
Diluted	73,999,179	—	44,316,519		118,315,698

Refer to accompanying notes to Unaudited Pro Forma Financial Information

Notes to Unaudited Pro Forma Financial Information

1) Alignment of EVRY’s financial information with Tieto’s presentation

Certain reclassifications have been made to align EVRY’s historical financial information with Tieto’s financial statement presentation. Upon completion of the Merger, Tieto will conduct a detailed review of EVRY’s financial statement presentation. As a result of that review, Tieto may identify additional presentation differences between the two companies that, when conformed, could have further impact on the presentation of the Combined Company’s financial information.

The following reclassifications have been made to align EVRY’s historical income statement for the six months ended 30 June 2019 with Tieto’s income statement presentation:

	For the six months ended 30 June, 2019
(NOK in millions)	EVRY historical (unaudited)	Reclassifications	Note	EVRY historical reclassified	Translation to EUR million[1]
Operating revenue	6,507	-6,507	(i)	—	—
Net sales	—	6,507	(i)	6,507	668.8
Cost of goods sold	2,274	-2,274	(ii)	—	—
Materials and services	—	2,274	(ii)	-2,274	-233.7
Salaries and personnel costs	3,056	-3,056	(iii)	—	—
Employee benefit expenses	—	3,056	(iii)	-3,056	-314.1
Other operating costs	435	-435	(iv)	—	—
Other operating expenses	—	435	(iv)	-435	-44.7
Depreciation and write-down of tangible assets and in-house developed software	242	-242	(v)	—	—
Depreciation and amortization	—	242	(v)	-242	-24.9
Operating profit/-loss before amortization of customer contracts (EBITA)	500
Operating profit/-loss (EBIT)	500			500	51.4
Financial income	9	-9	(vi)	—	—
Financial expense	148	-148	(vi)	—	—
Net foreign exchange gains/losses	-43	—		-43	-4.4
Net financial items	-181	—		—	—
Interest and other financial income	—	9	(vi)	9	0.9
Interest and other financial expenses		148	(vi)	-148	-15.2
Profit/-loss before tax	318	—		318	32.7
Taxes	69	-69	(vii)	—	—
Income taxes		69	(vii)	-69	-7.1
Profit/-loss for the year	250	—		250	25.7

Profit/-loss for the year is allocated as follows
Owners of the parent	250	—		250	25.7
Non-controlling interest	-	—		-	-
Total	250	—		250	25.7

1 For pro forma presentation purposes NOK million have been translated to EUR million with an exchange rate EUR/NOK 9.7291.

(i)	Reclassification of NOK 6,507 million from line operating revenue to line net sales.

(ii)	Reclassification of NOK 2,274 million from line cost of goods sold to line materials and services.

(iii)	Reclassification of NOK 3,056 million from line salaries and personnel costs to line employee benefit expenses.

(iv)	Reclassification of NOK 435 million from line other operating costs to line other operating expenses.

(v)	Reclassification of NOK 242 million from line depreciation and write-down of tangible assets and in-house developed software to line depreciation and amortization.

(vi)	Reclassification of NOK 9 million from line financial income to line interest and other financial income and reclassification of NOK 148 million from line financial expense to line interest and other financial expenses.

(vii)	Reclassification of NOK 69 million from line taxes to line income taxes.

The following reclassifications have been made to align EVRY’s historical income statement for the year ended 31 December 2018 with Tieto’s income statement presentation:

	For the year ended 31 December, 2018
(NOK in millions)	EVRY historical (audited)	Reclassifications	Note	EVRY historical reclassified	Translation to EUR million[1]
Operating revenue	12,912	-12,912	(i)	—	—
Net sales	—	12,912	(i)	12,912	1,344.9
Cost of goods sold	4,667	-4,667	(ii)	—	—
Materials and services	—	4,667	(ii)	-4,667	-486.1
Salaries and personnel costs	5,710	-5,710	(iii)	—	—
Employee benefit expenses	—	5,710	(iii)	-5,710	-594.7
Depreciation and write-down of tangible assets and in-house developed software	230	-230	(iv)	—	—
Depreciation and amortization	—	216	(iv)	-216	-22.4
Impairment losses	—	16	(iv)	-16	-1.6
Other operating costs	1,283	-1,283	(v)	—	—
Other operating expenses	—	1,283	(v)	-1,283	-133.6
Operating profit/-loss before amortization of customer contracts (EBITA)	1,022
Amortization of customer contracts	1	-1	(iv)	—	—
Operating profit/-loss (EBIT)	1,021	—		1,021	106.4
Financial income	13	-13	(vi)	—	—
Interest and other financial income	—	13	(vi)	13	1.3
Financial expense	217	-217	(vi)	—	—
Interest and other financial expenses	-	217	(vi)	-217	-22.6
Net foreign exchange gain/-loss	-27	—		-27	-2.8
Net financial items	-231	—		—	—
Profit/-loss before tax	791	—		791	82.3
Taxes	151	-151	(vii)	—	—
Income taxes	—	151	(vii)	-151	-15.7
Profit /-loss for the year	640	—		640	66.6

Profit/-loss for the year is allocated as follows
Owners of the parent	640	—		640	66.6
Non-controlling interest	—	—		—	—
Total	640	—		640	66.6

1 For pro forma presentation purposes NOK million have been translated to EUR million with an exchange rate EUR/NOK 9.6006.

(i)	Reclassification of NOK 12,912 million from line operating revenue to line net sales.

(ii)	Reclassification of NOK 4,667 million from line cost of goods sold to line materials and services.

(iii)	Reclassification of NOK 5,710 million from line salaries and personnel costs to line employee benefit expenses.

(iv)	Reclassification of NOK 15 million from line depreciation and write-down of tangible assets and in-house developed software to line impairment losses and NOK 216 million from line depreciation and write-down of tangible assets and in-house developed software to line depreciation and amortization. In addition, reclassification of NOK 1 million from line amortization of customer contracts to line impairment losses.

(v)	Reclassification of NOK 1,283 million from line other operating costs to line other operating expenses.

(vi)	Reclassification of NOK 13 million from line financial income to line interest and other financial income and reclassification of NOK 217 million from line financial expenses to line interest and other financial expenses.

(vii)	Reclassification of NOK 151 million from line taxes to line income taxes.

The following reclassifications have been made to align EVRY’s historical statement of financial position as at 30 June 2019 with Tieto’s statement of financial position presentation:

	As at 30 June, 2019
(NOK in millions)	EVRY historical (unaudited)	Reclassifications	Note	EVRY historical reclassified	Translation to EUR million[1]
Goodwill	5,707	—		5,707	588.7
Deferred tax assets	598	—		598	61.7
Other intangible assets	1,099	—		1,099	113.4
Total intangible assets	7,405	—		—	—

Property, plant and equipment	289	—		289	29.8
Right to use assets	1,668	—		1,668	172.1
Total tangible assets	1,957	—		—	—

Investments in associated companies and joint ventures	73	-73	(i)	—	—
Interests in joint ventures	—	73	(i)	73	7.5
Other non-current financial assets	300	-300	(ii)	—	—
Other non-current receivables	—	300	(ii)	300	30.9
Total non-current financial assets	373	—		—	—
Total non-current assets	9,735	—		9,735	1,004.1

Inventories	71	-71	(iii)	—	—
Accounts receivable	1,760	-1,760	(iii)	—	—
Other current receivables	1,102	-1,102	(iii)	—	—
Trade and other receivables	—	2,933	(iii)	2,933	302.6
Bank deposits	341	-341	(iv)	—	—
Cash and cash equivalents	—	341	(iv)	341	35.2
Total current assets	3,274	—		3,274	337.7

Total assets	13,009	—		13,009	1,342.0

Share capital	649	—		649	67.0
Own shares	-3	3	(v)	—	—
Other paid-in equity	1,892	-1,892	(v)	—	—
Share premium and other reserves	—	1,588	(v)	1,588	163.8
Retained earnings	—	301	(v)	301	31.1
Total equity and non-controlling interests	2,538	—		2,538	261.8

Pension liabilities	272	-272	(vi)	—	—
Defined benefit obligations	—	272	(vi)	272	28.1
Deferred tax	12	-12	(vii)	—	—
Deferred tax liabilities	—	12	(vii)	12	1.2
Other provisions for liabilities	2	-2	(viii)	—	—
Provisions	—	2	(viii)	2	0.2
Non-current interest-bearing liabilities	5,301	-5,301	(ix)	—	—
Loans	—	5,301	(ix)	5,301	546.8
Non-current lease liabilities	1,392	-1,392	(x)	—	—
Lease liabilities	—	1,392	(x)	1,392	143.6
Non-current non-interest bearing liabilities	350	-350	(xi)	—	—
Other non-current liabilities	—	350	(xi)	350	36.1
Total non-current liabilities	7,329	—		7 329	756.1

Accounts payable	635	-635	(xii)	—	—
Deductions and duties payable	1,044	-1,044	(xii)	—	—
Trade and other payables	—	2,831	(xii)	2,831	292.0
Tax payable	6	-6	(xiii)	—	—
Current tax liabilities	—	6	(xiii)	6	0.6
Current lease liabilities	305	-305	(xiv)	—	—
Lease liabilities	—	305	(xiv)	305	31.5
Other current liabilities	1,152	-1,152	(xii)	—	—
Total current liabilities	3,142	—		3,142	324.1

Total equity and liabilities	13,009	—		13,009	1,342.0

1 For pro forma presentation purposes NOK million have been translated to EUR million with an exchange rate EUR/NOK 9.6938.

(i)	Reclassification of NOK 73 million from line investments in associated companies and joint ventures to line interests in joint ventures.

(ii)	Reclassification of NOK 300 million from line other non-current financial assets to line other non-current receivables.

(iii)	Reclassification of NOK 71 million from line inventories, NOK 1,760 million from line accounts receivable and NOK 1,102 million from line other current receivables to line trade and other receivables.

(iv)	Reclassification of NOK 341 million from line bank deposits to line cash and cash equivalents.

(v)	Reclassification of NOK -3 million from line own shares and NOK 1,591 million from line other paid-in equity to line share premium and other reserves and reclassification of NOK 301 million from line other paid-in equity to line retained earnings.

(vi)	Reclassification of NOK 272 million from line pension liabilities to line defined benefit obligations.

(vii)	Reclassification of NOK 12 million from line deferred tax to line deferred tax liabilities.

(viii)	Reclassification of NOK 2 million from line other provisions for liabilities to line provisions.

(ix)	Reclassification of NOK 5,301 million from line non-current interest-bearing liabilities to line loans.

(x)	Reclassification of NOK 1,392 million from line non-current lease liabilities to line lease liabilities.

(xi)	Reclassification of NOK 350 million from line non-current non-interest-bearing liabilities to line other non-current liabilities.

(xii)	Reclassification of NOK 635 million from line accounts payable, NOK 1,044 million from line deductions and duties payable and NOK 1,152 million from line other current liabilities to line trade and other payables.

(xiii)	Reclassification of NOK 6 million from line tax payable to line current tax liabilities.

(xiv)	Reclassification of NOK 305 million from line current lease liabilities to line lease liabilities.

2) The Merger

The following pro forma adjustments give effect to the Merger on the unaudited pro forma combined statement of financial position as at 30 June 2019.

(EUR in millions)	2a) Adjustments to EVRY historical reclassified[1]	2b) Preliminary Merger Consideration allocation[1]	2c) Transaction costs	2d) Financial arrangements	Merger total
Goodwill	—	884.1	—	—	884.1
Other intangible assets	—	280.4	—	—	280.4
Property, plant and equipment	—	—	—	—	—
Right-of-use assets	—	—	—	—	—
Interest in joint ventures	—	—	—	—	—
Deferred tax assets	—	—	0.8	—	0.8
Defined benefit plan assets	—	—	—	—	—
Finance lease receivables	—	—	—	—	—
Other financial assets at amortized costs	—	—	—	—	—
Other financial assets at fair value	—	—	—	—	—
Other non-current receivables	—	—	—	—	—
Total non-current assets	—	1,164.5	0.8	—	1,165.4

Trade and other receivables	—	—	—	—	—
Financial assets at fair value	—	-2.1	—	—	-2.1
Finance lease receivables	—	—	—	—	—
Current tax assets	—	—	4,8	—	4.8
Cash and cash equivalents	-10.0	-199.1	-30.4	144.5	-95.0
Total current assets	-10.0	-201.2	-25.6	144.5	-92.3
Total assets	-10.0	963.4	-24.9	144.5	1,073.0

Equity and liabilities
Share capital	—	-67.0	—	—	-67.0
Share premium and other reserves		-163.8	—		-163.8
Invested unrestricted equity reserve	—	1,154.9	-3.2	—	1,151.7
Retained earnings	-10.0	-22.8	-19.2	-5.6	-57.5
Equity attributable to owners of the parent	-10.0	901.4[2]	-22.4	-5.6	863.4
Non-controlling interest	-	—	-	—	—
Total equity	-10.0	901.4	-22.4	-5.6	863.4

Loans	—	—	—	150.1	150.1
Lease liabilities	—	—	—	—	—
Deferred tax liabilities	—	61.9	—	—	61.9
Provisions	—	—	—	—	—
Defined benefit obligations	—	—	—	—	—
Other non-current liabilities	—	—	—	—	—
Total non-current liabilities	—	61.9	—	150.1	212.0

Trade and other payables	—	—	-2.4	—	-2.4
Financial liabilities at fair value	—	—	—	—	—
Current tax liabilities	—	—	—	—	—
Loans	—	—	—	—	—
Lease liabilities	—	—	—	—	—
Provisions	—	—	—	—	—
Total current liabilities	—	—	-2.4	—	-2.4

Total equity and liabilities	-10.0	963.4	-24.9	144.5	1,073.0

[1] For pro forma presentation purposes NOK million have been translated to EUR million with an exchange rate EUR/NOK 9.6938.

[2] The following illustrates the pro forma adjustments of the preliminary purchase price allocation affecting the pro forma equity attributable to owners of the parent:

(EUR in millions)	Elimination of EVRY’s equity	Preliminary fair value estimate of Tieto’s shares issued as the Merger Consideration Shares and elimination of the hedging instrument		2b) Preliminary Merger Consideration allocation in total
Share capital	-67.0	—		-67.0
Share premium and other reserves	-163.8	—		-163.8
Invested unrestricted equity	—	1,154.9		1,154.9
Retained earnings	-21.1	-1.7		-22.8
Equity attributable to owners of the parent company	-251.8	1,153.2		901.4

2 a) Adjustments to EVRY’s historical statement of financial position

As part of its remuneration and incentive policy, EVRY has issued certain long-term (LTIP) and short-term (STIP) incentive plans. As per the Merger Plan, the non-vested and/or non-exercised options and restricted stock units under the LTIP and the STIP, which as of the date of the Merger Plan entitle to 3,730,365 shares in EVRY, will be continued and transformed in a value neutral way into restricted stock units or performance shares in the Combined Company, with equivalency in all material respects with regards to economic value, vesting conditions and other terms and conditions, taking into account the strike price of the options and by applying an option conversion ratio of 1:0.1423. If any such currently non-vested options and restricted stock units vest and are exercised prior to completion of the Merger, the economic value of such rights may be fully cash settled by EVRY. Any existing right for EVRY to settle options and/or restricted stock units under the LTIP or the STIP in cash, will continue as a right for the Combined Company.

According to Norwegian Companies’ Act, the participants of the incentive plans have a right in a Merger to demand their rights. Accordingly, it has been assumed in this Unaudited Pro Forma Financial Information that the participants demand EVRY to settle these incentive plans in cash prior to the Effective Date. The value of the incentive plans has been estimated to EUR 10.0 (NOK 97) million.

2 b) Preliminary Merger Consideration allocation to acquired assets and assumed liabilities

The Merger will be accounted for using the acquisition method of accounting where Tieto acquires EVRY. Under the acquisition method of accounting, purchase consideration is allocated to assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the estimated preliminary purchase consideration over the estimated fair value of the identifiable net assets acquired will be allocated to goodwill in this Unaudited Pro Forma Financial Information.

The preliminary goodwill from the Merger is calculated as follows:

(EUR in millions)
Merger Consideration	1,353.9
Fair value of assets acquired[1]	1,023.5
Fair value of liabilities assumed	-1,142.5
Fair value of acquired net assets	-118.9
Preliminary goodwill	1,472.9
[1] Fair value of assets acquired:
(NOK in millions)
Total assets	12,912
- EVRY’s goodwill	-5,707
+ Merger Consideration allocation	2,718
Fair value of assets acquired	9,922
Fair value of assets acquired, EUR million	1,023.5

Preliminary estimate of the fair value of the Merger Consideration

The preliminary estimate of the Merger Consideration transferred to EVRY as if the Merger of EVRY occurred on 30 June 2019:

Preliminary estimate of the Merger Consideration	Note	EUR million
Preliminary fair value estimate of Tieto’s shares issued as the Merger Consideration Shares	(i)	1,154.9
Preliminary estimate of Merger Consideration Cash	(i)	199.1
Total		1,353.9

(i)	As Merger Consideration, the shareholders of EVRY will receive 0.12 Merger Consideration Shares and NOK 5.28 in cash for each share in EVRY. The fair value of the Merger Consideration is calculated as follows:

Merger Consideration Shares
Closing price of Tieto share on Nasdaq Helsinki on 28 June 2019	26.06
Conversion rate EUR/NOK as at 28 June 2019	9.6938
Tieto share price in NOK	252.6
Agreed share exchange ratio (1 EVRY to 0,12 Tieto)	30.3
EVRY’s total number of shares, millions	369
Merger Considerations in Tieto’s shares, NOK million	11,195.3
Preliminary fair value estimate of Merger Consideration in Tieto’s shares, EUR million	1,154.9

Merger Consideration Cash
Cash NOK/share	5.28
Conversion rate EUR/NOK as at 28 June 2019	9.6938
Cash EUR/share	0.54
EVRY’s total number of shares, millions	369
Merger Consideration Cash, EUR million	201.2
Fair value of cash flow hedge[1]	-2.1
Preliminary estimate of Merger Consideration Cash	199.1

[1] The Group has dedicated a forward contract as a hedging instrument in a cash flow hedge relationship to hedge highly probable forecasted transaction in non-functional currency, that is, the cash component of a consideration payable to EVRY shareholders in a publicly announced merger transaction. The critical terms of the underlying transaction match with the ones of the hedging instrument:

- Nominal amount (sell EUR 196.5 million, buy NOK 1 950 million at forward rate of 9.9233)

- Maturity (both forward contract and underlying transaction is expected to realize by Q1 2020)

For pro forma purposes, the fair value of the hedging instrument at 30 June 2019 amounting to EUR 2.1 million has been used to adjust the preliminary estimate of the Merger Consideration Cash as a basis adjustment after considering the exercise of the hedging instrument. The hedging instrument has, therefore, been eliminated from Tieto’s statement of financial position as at 30 June 2019 by adjusting the financial assets at fair value by EUR -2.1 million, the deferred tax liabilities by EUR -0.4 million and retained earnings by EUR -1.7 million.

The Merger Consideration is determined based on the fair value of the Merger Consideration Shares and the Merger Consideration Cash portion. The total number of the Merger Consideration Shares to be issued is expected to be 44,316,519 shares (excluding shares in EVRY held by EVRY itself or by Tieto) with an aggregate fair value of EUR 1 154.9 million based on the 28 June 2019 closing price of EUR 26.06 of the Tieto share on Nasdaq Helsinki. The Merger Consideration settled in shares will be recorded in invested unrestricted equity reserve of Tieto.

The preliminary Merger Consideration reflected in the Unaudited Pro Forma Financial Information does not purport to represent the actual consideration to be transferred upon the completion of the Merger. In accordance with IFRS, the fair value of the Merger Consideration Shares to be issued by Tieto and the related Merger Consideration Cash portion to be paid corresponding to the total Merger Consideration transferred in the Merger will be measured on the Effective Date at the then-current market price (fair value) of the Tieto share and the related cash portion at the exchange rate on the Effective Date. This requirement will likely result in a Merger Consideration different from the amount used in the Unaudited Pro Forma Financial Information and that difference may be material. A 5% decrease in the Tieto share price would decrease the Merger Consideration expected to be transferred and, as a result, would decrease goodwill and invested unrestricted equity reserve by approximately EUR 58 million, respectively. Similarly, a 5% increase in the Tieto share would increase the Merger Consideration expected to be transferred and, as a result, would increase goodwill and invested unrestricted equity reserve by approximately EUR 58 million, respectively. The number of shares expected to be issued as the Merger Consideration would not be impacted by a change in the Tieto share price due to the agreed share exchange ratio (1 EVRY share to 0.12 Tieto share).

Assets acquired, and liabilities assumed in connection with the Merger

Tieto has made a preliminary allocation of the preliminary Merger Consideration, which is based upon estimates that are believed to be reasonable. As at the date of the Merger Prospectus, Tieto has not completed all of the detailed valuation studies necessary to arrive at the required estimates of fair value for all of EVRY’s assets to be acquired and liabilities to be assumed. Upon the completion of the Merger, Tieto will conduct a detailed valuation of all assets and liabilities as of the Effective Date at which point the fair value of acquired assets and assumed liabilities may materially differ from the amounts presented herein. EVRY’s unaudited consolidated statement of financial position information as at 30 June 2019 was used in the preliminary purchase price allocation presented below and accordingly, the final fair values will be determined on the basis of assets acquired and liabilities assumed at the Effective Date.

The net assets acquired, and the preliminary Merger Consideration allocation are detailed as follows:

(NOK in millions)	EVRY historical re-classified	Adjust-ments to EVRY historical re-classified	Adjusted EVRY historical re-classified	Pre-liminary Merger Conside-ration allocation	Note	Fair value of assets acquired and liabilities assumed	Trans-lation to EUR million[1]
Goodwill	5,707	—	5,707	8,571	(i)	14,278	1,472.9
Other intangible assets	1,099	—	1,099	2,718	(ii)	3,817	393.8
Property, plant and equipment	289	—	289	—		289	29.8
Right-of-use assets	1,668	—	1,668	—		1,668	172.1
Interest in joint ventures	73	—	73	—		73	7.5
Deferred tax assets	598	—	598	—		598	61.7
Defined benefit plan assets	—	—	—	—		—	—
Finance lease receivables	—	—	—	—		—	—
Other financial assets at amortized costs	—	—	—	—		—	—
Other financial assets at fair value	—	—	—	—		—	—
Other non-current receivables	300	—	300	—		300	30.9
Total non-current assets	9,735		9,735	11,289		21,023	2,168.7

Trade and other receivables	2,933	—	2,933	—		2,933	302.6
Financial assets at fair value	—	—	—	—		—	—
Finance lease receivables	—	—	—	—		—	—
Current tax assets	—	—	—	—		—	—
Cash and cash equivalents	341	-97	244	—	2a	244	25.2
Total current assets	3,274	-97	3,177			3,177	327.7
Total assets	13,009	-97	12,912	11,289		24,199	2,496.3

Loans	5,301	—	5,301	—		5,301	546.8
Lease liabilities	1,392	—	1,392	—		1,392	143.6
Deferred tax liabilities	12	—	12	604	(iii)	616	63.5
Provisions	2	—	2	—		2	0.2
Defined benefit obligations	272	—	272	—		272	28.1
Other non-current liabilities	350	—	350	—		350	36.1
Total non-current liabilities	7,329	—	7,329	604		7,933	818.4

Trade and other payables	2,831	—	2,831	—		2,831	292.0
Financial liabilities at fair value		—	—	—		—	—
Current tax liabilities	6	—	6	—		6	0.6
Loans	—	—	—	—		—	—
Lease liabilities	305	—	305	—		305	31.5
Provisions	—	—	—	—		—	—
Total current liabilities	3,142	—	3,142	—		3,142	324.1

Total liabilities	10,471	—	10,471	604		11,075	1,142.5

Total equity in NOK million
Share capital	649	—	649	—		649	67.0
Share premium and other reserves	1,588	—	1,588	—		1,588	163.8
Retained earnings	301	-97	204	10,685		10,889	1,123.3
Total equity in NOK million	2,538	-97	2,441	10,685		13,124	1,353.9

Total equity in EUR million
Share capital	67.0	—	67.0
Share premium and other reserves	163.8	—	163.8
Retained earnings	31.1	-10.0	21.1
Total equity in EUR million	261.8	-10.0	251.8

1 For pro forma presentation purposes NOK million have been translated to EUR million with an exchange rate EUR/NOK 9.6938.

Fair valuation of assets and liabilities

(i)	The goodwill recognized in the unaudited pro forma combined statement of financial position as at 30 June 2019 represents the excess of the preliminary Merger Consideration transferred over the preliminary fair value of identifiable net assets acquired. The preliminary goodwill amount of EUR 1,472.9 million arising in the combination is mainly attributable to synergies and assembled workforce. Tieto expects that the goodwill will not be deductible for tax purposes.

For pro forma presentation purposes, the difference of NOK 8,571 (EUR 884.1) million between EVRY’s existing goodwill of NOK 5,707 (EUR 588.7) million and the preliminary goodwill amount arising in the combination of NOK 14,278 (EUR 1,472.9) million is adjusted in the unaudited pro forma combined statement of financial position.

(ii)	The preliminary fair values of other intangible assets have been determined primarily through the use of the “income approach” which requires an estimate or forecast of expected future cash flows. Either the multi-period excess earnings method or the relief-from-royalty method has been used as the income-based valuation method. The following table sets forth the preliminary fair value adjustments of the identifiable other intangible assets, estimated average useful lives representing the amortisation periods and estimated amortisation for the periods presented in this Unaudited Pro Forma Financial Information:

			Estimated amortization
(NOK in millions)	Fair value adjustment	Useful life	For the six months ended 30 June, 2019	For the year ended 31 December, 2018
Customer related intangibles	1,703.0	6	141.9	283.8
Marketing related intangibles	497.0	6	41.4	82.8
Technology related intangibles	87.0	10	4.4	8.7
Contract based intangibles	431.0	4	53.9	107.8
Total	2,718.0		241.6[1]	483.1[2]

[1] Corresponding EUR 24.8 million. For pro forma presentation purposes NOK million have been translated to EUR million with an exchange rate EUR/NOK 9.7291.

[2] Corresponding EUR 50.3 million. For pro forma presentation purposes NOK million have been translated to EUR million with an exchange rate EUR/NOK 9.6006.

Customer related intangibles represent the fair value of the customer relationships with EVRY’s customers. Based on the preliminary valuation, amortisation expense of NOK 141.9 (EUR 14.6) million has been recorded to the unaudited pro forma combined statement of income for the six months ended 30 June 2019 and NOK 283.8 (EUR 29.6) million for the year ended 31 December 2018.

Marketing related intangibles represents the fair value of EVRY’s trademark. Based on the preliminary valuation, amortisation expense of NOK 41.4 (EUR 4.3) million has been recorded to the unaudited pro forma combined statement of income for the six months ended 30 June 2019 and NOK 82.8 (EUR 8.6) million for the year ended 31 December 2018.

Technology related intangibles represents the fair value of EVRY’s technology related intangibles and in-house developed software. Based on the preliminary valuation, amortization expense of NOK 4.4 (EUR 0.4) million has been recorded to the unaudited pro forma combined income statement for the six months ended 30 June 2019 and NOK 8.7 (EUR 0.9) million for the year ended 31 December 2018.

Contract based intangibles represents the fair value EVRY’s order backlog. Based on the preliminary valuation, amortisation expense of NOK 53.9 (EUR 5.5) million has been recorded to the unaudited pro forma combined statement of income for the six months ended 30 June 2018 and NOK 107.8 (EUR 11.2) million for the year ended 31 December 2018.

Income tax effect of EUR 5.0 million and EUR 10.1 million is recognized to the unaudited pro forma combined income statement for the six months ended 30 June 2019 and for the year ended 31 December 2018, respectively, related to the depreciations.

The amortisations and related tax effect will have a continuing impact on the Combined Company’s results.

(iii)	Represents the estimated non-current deferred tax liability related to the fair value adjustments reflected in the unaudited pro forma combined statement of financial position (excluding adjustments related to goodwill, which is assumed to be non-deductible).

2 c) Transaction costs

The total costs of EUR 30.4 million expected to be incurred by Tieto and EVRY in connection with the Merger primarily comprise financial, legal and advisory costs as well as costs related to the issue of the Merger Consideration Shares. The estimated transaction costs of EUR 26.4 million has been recorded in other operating expenses in the unaudited pro forma combined income statement for the year ended 31 December 2018 and in retained earnings in the unaudited pro forma combined statement of financial position as at 30 June 2019. The related positive income tax effect of EUR 5.3 million has been recorded in income taxes in the unaudited pro forma combined income statement for the year ended 31 December 2018 and in retained earnings in the unaudited pro forma combined statement of financial position as at 30 June 2019.

The total amount of transaction costs already incurred of EUR 2.4 million have been recorded in Tieto’s and EVRY’s consolidated income statements for the six months ended 30 June 2019 and have been eliminated from other operating expenses for that period as well as from retained earnings and trade and other payables as at 30 June 2019. Related tax effect of EUR -0.5 million has been recorded in income taxes as well as in retained earnings. This adjustment is not expected to have a continuing impact on the Combined Company’s results or financial position.

The estimated costs for issuance of the Merger Consideration Shares amount to EUR 3.2 million (net of taxes) and have been deducted from invested unrestricted equity reserve in the unaudited pro forma combined statement of financial position as at 30 June 2019. The tax effect for the adjustment of EUR 0.8 million is included in the deferred tax assets in the unaudited pro forma combined statement of financial position.

In the unaudited pro forma combined statement of financial position, the total transaction costs of EUR 30.4 million including the unpaid portion of the transaction costs that are not recorded as accounts payable as at 30 June 2019 amounting to EUR 28.0 million has been deducted from cash and cash equivalents.

2 d) New Financing

Tieto has obtained a commitment for financing of the Merger from Nordea and SEB. The New Financing arranged in connection with the combination totals facilities of EUR 950 million, consisting of a EUR 300 million bridge loan facility, a EUR 400 million term loan facility and a EUR 250 million revolving credit facility. In accordance with these financing commitments and the terms agreed therein, Tieto and the banks will sign a facilities agreement relating to the New Financing, which is expected to be syndicated by mid-September 2019. Nordea and SEB will act as mandated lead arrangers and underwriters and SEB as agent for the facilities. If the Merger has not been executed by 1 February 2020, all the facilities will be cancelled immediately and in full. However, such date may be prolonged with a maximum of three months, if the Effective Date is postponed, in accordance with the terms of the Merger Agreement.

According to the agreement the financing will become available on the completion date of the Merger. The bridge loan facility has a maturity of 12 months with an option to extend it with 6 months. Term loan and revolving credit facilities have a term of 5 years. The bridge loan facility shall be used for refinancing a part of the existing indebtedness. Term loan facility purpose is to finance the cash consideration of the Merger, transaction costs and part of the existing indebtedness. Revolving credit facility will replace the existing revolving credit facilities of both Tieto and EVRY. The Unaudited Pro Forma Financial Information reflects the effect of negotiated facilities and related fees that the Combined Company will have during the presented periods.

For pro forma purposes, financial expenses have been adjusted by EUR 1.6 million for the six months ending 30 June 2019 and EUR 2.1 million for the year ended 31 December 2018. The interest adjustment reflects the difference in interest costs between the existing and new financing arrangements. Adjustment to other finance costs consists of differences of the commitment fees between existing revolving credit facilities and the new one in addition to arrangement costs for the new facilities. As a result, the unaudited combined pro forma income statement reflects the effective interest cost of the New Financing.

The following table sets forth the impact of the Merger including the New Financing to financial costs in the unaudited pro forma combined income statement for the six months ended 30 June 2019.

(EUR in millions)	Transaction costs related to bridge loan and term loan facilities	Adjustment to RCF commitment fees	Interest adjustment to current/new funding	Total adjustment

Financial income and expenses, total	-0.5	0.4	1.6	1.6

The following table sets forth the impact of the Merger including the New Financing to financial costs in the unaudited pro forma combined income statement for the year ended 31 December 2018:

(EUR in millions)	Transaction costs related to bridge loan and term loan facilities	Adjustment to RCF commitment fees	Interest adjustment to current/new funding	Total adjustment

Financial income and expenses, total	-3.6	0.8	4.9	2.1

Transaction costs related to bridge loan and term loan facilities and the interest adjustments of to current/new funding have a continuing impact on the Combined Company’s financial expenses.

A total of EUR 700 million Bridge and Term loans deducted by the related transaction costs of EUR 3.2 million is included in the unaudited combined pro forma statement of financial position as at 30 June 2019 adjusted by the repayment of long-term EUR 550.9 (NOK 5,340) million EVRY loans. Capitalized transaction costs of EUR 4.1 (NOK 40) million related to repaid EVRY loans have been included as a decrease of retained earnings. In addition, commitment fees related to the New Financing amounting to EUR 1.4 million have been included as a decrease of retained earnings.

Additional pro forma information

Earnings per share

Pro forma basic earnings per share is calculated by dividing the pro forma net result attributable to equity holders of the parent by the pro forma weighted average number of shares outstanding as adjusted for the Merger.

Pro forma diluted earnings per share is calculated by adding the historical dilution effect to the calculated pro forma weighted average number of shares.

The following table sets forth the pro forma earnings per share attributable to parent company’s shareholders for the periods indicated:

	For the six months ended 30 June, 2019	For the year ended 31 December, 2018
Pro forma result attributable to parent company’s shareholders, EUR million	54.5	130.6
Weighted average number of shares outstanding – historical	73,892,988	73,809,855
Merger Consideration Shares to be issued to EVRY’s shareholders	44,316,519	44,316,519
Pro forma weighted average number of shares outstanding – basic	118,209,507	118,126,374
Dilution effect – historical	157,246	189,324
Pro forma weighted average number of shares outstanding – diluted	118,366,753	118,315,698
Pro forma earnings per share attributable to parent company’s shareholders – basic, EUR	0.46	1.11
Pro forma earnings per share attributable to parent company’s shareholders – diluted, EUR	0.46	1.10

Pro forma adjusted operating profit and pro forma adjusted operating margin

The following tables set forth a reconciliation of the Combined Company’s pro forma adjusted operating profit to pro forma reported operating profit for the six months ended 30 June 2019 and for the year ended 31 December 2018 as well as pro forma adjusted operating margin for the corresponding periods:

	For the six months ended 30 June, 2019
(EUR in millions)	Tieto historical (unaudited)	EVRY historical reclassified	Merger (note 2)	Note	Combined Company Pro forma
Operating profit (EBIT)	54.9	51.4	-22.4		83.9
+ restructuring costs	16.3	—	—		16.3
+/- M&A related items	0.9	2.0	-2.4	2c	0.5
+ amortization of acquisition-related intangible assets	2.2	—	24.8	2b	27.0
+ Share-based options	—	0.7	—		0.7
+ IBM partner agreement	—	16.5	—		16.5
+/- other items	0.8	—	—		0.8
Adjusted operating profit (EBIT)	74.9	70.6	—		145.7

Net sales	811.6	668.8	—		1,480.4
Adjusted operating margin (EBIT), %	9.2	10.5	—		9.8

	For the twelve months ended 31 December, 2018
(EUR in millions)	Tieto historical (unaudited)	EVRY historical reclassified	Merger (note 2)	Note	Combined Company Pro forma
Operating profit (EBIT)	154.7	106.4	-76.7		184.4
+ restructuring costs	9.3	1.5	—		10.8
+ premises related expenses	0.3	—	—		0.3
- capital gains	-4.6	—	—		-4.6
+/- M&A related items	1.4	—	26.4	2c	27.8
+ amortization of acquisition-related intangible assets	5.2	—	50.3	2b	55.5
+ IBM partner agreement	—	56.8	—		56.8
+/- other items	1.8	—	—		1.8
Adjusted operating profit (EBIT)	168.0	164.7	—		332.8

Net sales	1,599.5	1,344.9	—		2,944.4
Adjusted operating margin (EBIT), %	10.5	12.2	—		11.3